

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

<u>Via E-Mail</u>
Mr. Joseph J. Troy
Chief Financial Officer
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, Florida 33610

>   **Re: Quality Distribution, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 5, 2012**
>   **Form 10-Q for the Quarter Ended March 31, 2012**
>   **Filed May 9, 2012**
>   **File No. 000-24180**

Dear Mr. Troy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 54</u>

1. We note from your balance sheet that you have several long-term liabilities recorded on your balance sheet as of December 31, 2011 that are not included in the table of contractual obligations, such as environmental liabilities, and accrued loss and damage claims. Please revise your table of contractual obligations to include all long-term liabilities reflected on your balance sheet in accordance with Item 303(A)(5) of Regulation S-K.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-14

2. It appears from your disclosure in Note 2 that rental revenue represents approximately 7% and 8% of total consolidated revenues for 2011 and 2010, respectively. Please revise the notes to the financial statements to include the disclosures required by ASC 840-20-50-4. These disclosures include: (a) the cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented; (b) Minimum future rentals on noncancelable leases as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and (c) total contingent rentals included in income for each period for which an income statement is presented.

Note 15. Long-Term Indebtedness, page F-26

3. We note the disclosure in Note 15 indicating that upon refinancing of the previous ABL Facility with the New ABL Facility, the Company wrote-off $.9 million of unamortized debt issuance costs and the remaining unamortized debt issuance costs of $1.3 million were allocated to the New ABL Facility. Please tell us and revise the notes to your financial statements to explain how you calculated or determined the $.9 million of costs that were written off as well as the $1.3 million of unamortized costs that were allocated to the new ABL facility. Also, please explain in further detail why the refinancing of the Previous ABL Facility was treated partially as a debt modification and partially as a debt extinguishment as you have disclosed on page F-28.

Form 10-Q for the Three Months Ended March 31, 2012

Exhibit 32.1 Section 906 Certifications

4. We note that your Section 906 Certification filed as Exhibit 32.1 to your Form 10-Q for the quarter ended March 31, 2012, discloses that "each of the undersigned in connection with this Quarterly Report of Quality Distribution, Inc. (the "Company") on Form 10-Q for the quarterly period ended September 30, 2011…" Please revise to disclose the appropriate date of the current Form 10-Q which is March 31, 2012. Your revision should be made through an amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief